FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


JAN 07 2005
SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, January 4, 2005, Series 2005-SD1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)




05000891


PROCESSED
JAN 10 2005

[TPW: NYLEGAL:297641.1] 17988-00251 01/04/05 04:17pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 

Name: Douglas K. Johnson

Title: President

By: 

Name: Evelyn Echevarria

Title: Vice President

Dated: January 5, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Structural Term Sheets	P*

---

* The Structural Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$144,443,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-SD1

Ace Securities Corp
(Depositor)

Deutsche Bank 

January 4, 2005

[TPW: NYLEGAL:290582.1] 17988-00251 12/08/2004 01:29 PM

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED January 4, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-SD1
$144,443,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / F
A-1	112,394,000	Float	1.71	1 – 78	0	ACT/360	Nov. 2050	AAA / AAA
M-1	15,279,000	Float	4.92	45 – 78	0	ACT/360	Nov. 2050	AA+ / AA
M-2	7,826,000	Float	4.58	41 – 78	0	ACT/360	Nov. 2050	A+ / A
M-3	7,081,000	Float	4.48	39 – 78	0	ACT/360	Nov. 2050	BBB+ / BBB
M-4	1,863,000	Float	4.44	38 – 78	0	ACT/360	Nov. 2050	BBB / BBB-
Total	**$144,443,000**							

Pricing Speed

All Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates, (the "Senior Certificates" or "Class A Certificates") and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Mezzanine Certificates" or "Class M Certificates"). The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class M-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the M-3 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the M-4 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate.

Transaction Overview

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 1,381 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $149,063,619 as of the Cut-off Date. A majority of the Mortgage Loans are loans that either have document deficiencies or fall outside of the originators' underwriting guidelines based on a variety of factors. The mortgage pool also contains mortgage loans which have defaulted in the past and are now re-performing either pursuant to the terms of the original note or under the provisions of a bankruptcy plan. For those loans which are re-performing, the borrower's "Legal Balance" is equal to the outstanding principal balance as of the Cut-off Date plus any Arrearage. The "Arrearage" is equal to the interest portion of the payments due but not yet received as of the Cut-off date.

Class A Certificates: Class A-1 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3 and Class M-4 Certificates

Depositor: Ace Securities Corp. ("Ace")

Master Servicer: Wells Fargo Bank, National Association

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
GE	56,929,764	38.19%
Option One	31,054,652	20.83%
New Century	20,986,063	14.08%
National City	17,670,111	11.85%
Others	22,423,029	15.04%
Total:	**149,063,619**	**100.00%**

Servicers: Primary servicing will be provided by Ocwen Federal Bank FSB ("Ocwen") (73.45%), Option One Mortgage Corporation ("Option One") (20.83%) and Select Portfolio Servicing, Inc. ("SPS") (5.72%)

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: Risk Management Group, LLC ("RMG")

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: As of the close of business November 30, 2004

Expected Pricing: Week of January 3, 2005

Expected Closing Date: On or about January 14, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in January 2005.

Determination Date: The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period: The Due Period with respect to any Distribution Date commences on the first day of the month immediately preceding the month in which such Distribution Date occurs and ends on the last day of the month in which such Distribution Date occurs.

Transaction Overview

Prepayment Period:	The Prepayment Period with respect to any Distribution Date the Mortgage Loans serviced by (i) Ocwen and SPS, the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full; and (ii) Option One, the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month of such Distribution Date.
Interest Accrual Period:	Interest on the Certificates will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for the Class A-1 Certificates and the Interest Carry Forward Amount, if any, for such Distribution Date for the Class A-1 Certificates.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.580% for the Mortgage Loans.
Compensating Interest:	Ocwen and Option One will be required to cover Prepayment Interest Shortfalls with respect to prepayments in full on the related Mortgage Loans up to the Servicing Fee payable to Ocwen and Option One, respectively. SPS will be required to cover Prepayment Interest Shortfalls with respect to prepayments in full on the related Mortgage Loans up to one half of the Servicing Fee payable to SPS.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Transaction Overview (Cont.)

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so. If the Master Servicer elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.

Monthly Servicer Advances: Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement

Credit Enhancement:
1) Arrearage (if any)
2) Excess Interest
3) Overcollateralization ("OC")
4) Subordination

Allocation of Realized Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, for those Mortgage Loans with Arrearages, to the amount of such Mortgage Loan's Arrearage, second, to Net Monthly Excess Cashflow, third, to the Class CE Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates, and seventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of such certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Overcollateralization Amount for the Certificates will initially be 3.10% and is anticipated to build to approximately 5.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Required Overcollateralization Amount"). On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 11.50% of the ending aggregate principal balance of the Mortgage Loans as of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in January 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 54.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and Class CE Certificates by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / F)	Initial CE %	Target CE %	CE % On/After Step Down Date
A	AAA / AAA	24.60%	27.25%	54.50%
M-1	AA+ / AA	14.35%	17.00%	34.00%
M-2	A+ / A	9.10%	11.75%	23.50%
M-3	BBB+ / BBB	4.35%	7.00%	14.00%
M-4	BBB / BBB-	3.10%	5.75%	11.50%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount, (ii) all amounts collected as Arrearage payments and (iii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the aggregate Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Offered Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-SD1 Certificates is limited by the Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Cap Agreement:	On the Closing Date, the Trustee will enter into a "Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts. The Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over 8.50% for the related Distribution Date and (2) the related scheduled notional amount, which will be the lesser of the expected amortization of the Mortgage Loans and the aggregate certificate principal balance of the Class A, Mezzanine and Class CE Certificates. If, on any Distribution Date, the cap payments made by the Cap Provider with respect to the certificates exceed the amount of the Net WAC Rate Carryover Amounts payable to any such class for such Distribution Date, such excess will be distributed to the Class CE Certificates.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 54.50% Credit Enhancement Percentage (2x the Class A Target Credit Enhancement Percentage).
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 34.00% Credit Enhancement Percentage (2x the Class M-1 Target Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 23.50% Credit Enhancement Percentage (2x the Class M-2 Target Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 14.00% Credit Enhancement Percentage (2x the Class M-3 Target Credit Enhancement Percentage), and fourth to the Class M-4 Certificates until it reaches approximately an 11.50% Credit Enhancement Percentage (2x the Class M-4 Target Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [ ]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
January 2008 to December 2008	[ ]%, plus 1/12th of [ ]% for each month thereafter
January 2009 to December 2009	[ ]%, plus 1/12th of [ ]% for each month thereafter
January 2010 to December 2010	[ ]%, plus 1/12th of [ ]% for each month thereafter
January 2011 and thereafter	[ ]%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, including any Interest Carry Forward Amount, then to pay interest excluding any Interest Carry Forward Amount sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above under "Class A Principal Distribution Amount".
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above under "Class M Principal Distribution Amount".
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
6. From excess interest, if any, to pay the allocated Realized Losses sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Offered Certificates in the same order of priority as described in clause 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA:

The Senior Certificates are expected to be ERISA-eligible. The Mezzanine Certificates are not expected to be ERISA-eligible.

Taxation – REMIC:

One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	12.74	3.46	1.71	1.10	0.80
	First Payment Date	Jan-05	Jan-05	Jan-05	Jan-05	Jan-05
	Last Payment Date	Feb-31	Oct-16	Jun-11	Nov-07	Feb-07
M-1	Avg Life	21.89	7.77	4.92	4.80	3.47
	First Payment Date	Aug-21	Oct-08	Sep-08	Nov-07	Feb-07
	Last Payment Date	Feb-31	Oct-16	Jun-11	Jan-10	Sep-08
M-2	Avg Life	21.89	7.77	4.58	4.18	3.11
	First Payment Date	Aug-21	Oct-08	May-08	Aug-08	Sep-07
	Last Payment Date	Feb-31	Oct-16	Jun-11	Jan-10	Sep-08
M-3	Avg Life	21.89	7.77	4.48	3.89	2.88
	First Payment Date	Aug-21	Oct-08	Mar-08	Apr-08	Jun-07
	Last Payment Date	Feb-31	Oct-16	Jun-11	Jan-10	Sep-08
M-4	Avg Life	21.89	7.77	4.44	3.78	2.79
	First Payment Date	Aug-21	Oct-08	Feb-08	Mar-08	May-07
	Last Payment Date	Feb-31	Oct-16	Jun-11	Jan-10	Sep-08

Sensitivity Table
To Maturity

		0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	12.84	3.70	1.86	1.10	0.80
	First Payment Date	Jan-05	Jan-05	Jan-05	Jan-05	Jan-05
	Last Payment Date	Mar-34	Aug-27	Jul-19	Nov-07	Feb-07
M-1	Avg Life	22.20	8.53	5.41	6.07	4.41
	First Payment Date	Aug-21	Oct-08	Sep-08	Nov-07	Feb-07
	Last Payment Date	Jan-34	Jan-26	Dec-17	Jun-16	Jun-13
M-2	Avg Life	22.19	8.49	5.03	4.54	3.37
	First Payment Date	Aug-21	Oct-08	May-08	Aug-08	Sep-07
	Last Payment Date	Nov-33	Aug-24	Sep-16	Feb-14	Sep-11
M-3	Avg Life	22.18	8.42	4.88	4.21	3.11
	First Payment Date	Aug-21	Oct-08	Mar-08	Apr-08	Jun-07
	Last Payment Date	Sep-33	May-23	Sep-15	May-13	Feb-11
M-4	Avg Life	22.15	8.33	4.78	4.04	2.98
	First Payment Date	Aug-21	Oct-08	Feb-08	Mar-08	May-07
	Last Payment Date	Mar-33	May-21	Apr-14	Apr-12	May-10

Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Payment Date	Notional Amount ($)	Strike Rate (%)
1/25/2005	149,063,619	8.50	5/25/2008	46,447,225	8.50
2/25/2005	144,821,748	8.50	6/25/2008	45,099,494	8.50
3/25/2005	140,698,838	8.50	7/25/2008	43,790,045	8.50
4/25/2005	136,691,539	8.50	8/25/2008	42,517,806	8.50
5/25/2005	132,796,685	8.50	9/25/2008	41,281,734	8.50
6/25/2005	129,011,162	8.50	10/25/2008	40,080,817	8.50
7/25/2005	125,331,900	8.50	11/25/2008	38,914,068	8.50
8/25/2005	121,755,994	8.50	12/25/2008	37,780,330	8.50
9/25/2005	118,280,540	8.50	1/25/2009	36,678,881	8.50
10/25/2005	114,903,047	8.50	2/25/2009	35,608,816	8.50
11/25/2005	111,620,492	8.50	3/25/2009	34,569,254	8.50
12/25/2005	108,430,249	8.50	4/25/2009	33,559,338	8.50
1/25/2006	105,329,724	8.50	5/25/2009	32,578,237	8.50
2/25/2006	102,316,442	8.50	6/25/2009	31,625,142	8.50
3/25/2006	99,387,959	8.50	7/25/2009	30,699,264	8.50
4/25/2006	96,541,944	8.50	8/25/2009	29,799,839	8.50
5/25/2006	93,778,403	8.50	9/25/2009	28,926,124	8.50
6/25/2006	91,093,675	8.50	10/25/2009	28,077,396	8.50
7/25/2006	88,484,358	8.50	11/25/2009	27,252,951	8.50
8/25/2006	85,948,356	8.50	12/25/2009	26,452,106	8.50
9/25/2006	83,483,792	8.50	1/25/2010	25,674,197	8.50
10/25/2006	81,088,686	8.50	2/25/2010	24,918,578	8.50
11/25/2006	78,761,131	8.50	3/25/2010	24,184,621	8.50
12/25/2006	76,499,246	8.50	4/25/2010	23,471,716	8.50
1/25/2007	74,301,169	8.50	5/25/2010	22,779,269	8.50
2/25/2007	72,165,124	8.50	6/25/2010	22,106,703	8.50
3/25/2007	70,089,374	8.50	7/25/2010	21,085,887	8.50
4/25/2007	68,072,244	8.50	8/25/2010	20,462,329	8.50
5/25/2007	66,040,198	8.50	9/25/2010	19,856,702	8.50
6/25/2007	64,137,524	8.50	10/25/2010	19,268,502	8.50
7/25/2007	62,288,641	8.50	11/25/2010	18,697,234	8.50
8/25/2007	60,492,047	8.50	12/25/2010	18,142,421	8.50
9/25/2007	58,746,281	8.50	1/25/2011	17,603,598	8.50
10/25/2007	57,049,925	8.50	2/25/2011	17,080,312	8.50
11/25/2007	55,401,525	8.50	3/25/2011	16,572,124	8.50
12/25/2007	53,799,817	8.50	4/25/2011	16,078,607	8.50
1/25/2008	52,243,496	8.50	5/25/2011	15,599,345	8.50
2/25/2008	50,731,293	8.50	6/25/2011	15,133,934	
3/25/2008	49,261,975	8.50			
4/25/2008	47,834,341	8.50			

Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	1/25/2005	31.79
2	2/25/2005	18.81
3	3/25/2005	19.73
4	4/25/2005	18.96
5	5/25/2005	19.21
6	6/25/2005	18.97
7	7/25/2005	19.22
8	8/25/2005	18.97
9	9/25/2005	18.99
10	10/25/2005	19.24
11	11/25/2005	18.99
12	12/25/2005	19.24
13	1/25/2006	18.99
14	2/25/2006	18.99
15	3/25/2006	19.81
16	4/25/2006	19.46
17	5/25/2006	19.98
18	6/25/2006	19.71
19	7/25/2006	19.98
20	8/25/2006	19.71
21	9/25/2006	19.72
22	10/25/2006	20.21
23	11/25/2006	20.05
24	12/25/2006	20.34
25	1/25/2007	20.05
26	2/25/2007	20.05
27	3/25/2007	20.98
28	4/25/2007	20.28
29	5/25/2007	20.70
30	6/25/2007	20.41
31	7/25/2007	20.71
32	8/25/2007	20.41
33	9/25/2007	20.42
34	10/25/2007	20.94
35	11/25/2007	20.74
36	12/25/2007	21.05
37	1/25/2008	20.74
38	2/25/2008	20.74
39	3/25/2008	21.38
40	4/25/2008	20.81
41	5/25/2008	21.12
42	6/25/2008	20.81
43	7/25/2008	21.13
44	8/25/2008	20.82
45	9/25/2008	20.82
46	10/25/2008	21.14
47	11/25/2008	20.83
48	12/25/2008	21.15
49	1/25/2009	20.84
50	2/25/2009	20.84
51	3/25/2009	21.85
52	4/25/2009	20.84
53	5/25/2009	21.16
54	6/25/2009	20.85
55	7/25/2009	21.16
56	8/25/2009	20.85
57	9/25/2009	20.85
58	10/25/2009	21.17
59	11/25/2009	20.86
60	12/25/2009	21.17
61	1/25/2010	20.86
62	2/25/2010	20.86
63	3/25/2010	21.88
64	4/25/2010	20.87
65	5/25/2010	21.18
66	6/25/2010	20.87
67	7/25/2010	21.20
68	8/25/2010	20.88
69	9/25/2010	20.89
70	10/25/2010	21.21
71	11/25/2010	20.89
72	12/25/2010	21.21
73	1/25/2011	20.89
74	2/25/2011	20.89
75	3/25/2011	21.92
76	4/25/2011	20.90
77	5/25/2011	21.22
78	6/25/2011	20.90

*CPR: 28%
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*1 Year CMT: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)
1	631	631	45	452	325
2	430	412	46	463	343
3	461	434	47	453	327
4	431	392	48	464	342
5	442	393	49	454	323
6	432	361	50	454	322
7	443	376	51	486	371
8	434	355	52	455	322
9	435	351	53	466	339
10	445	361	54	456	320
11	434	334	55	467	336
12	444	344	56	457	318
13	433	340	57	458	317
14	433	335	58	469	335
15	463	371	59	459	317
16	450	361	60	470	334
17	474	392	61	460	320
18	463	373	62	460	319
19	473	383	63	491	370
20	463	364	64	460	318
21	462	360	65	471	335
22	472	375	66	460	316
23	462	358	67	468	331
24	471	369	68	458	313
25	460	366	69	458	312
26	460	363	70	468	330
27	490	404	71	458	313
28	459	360	72	468	329
29	469	374	73	458	307
30	457	356	74	458	306
31	467	369	75	489	358
32	456	351	76	458	306
33	455	349	77	468	324
34	465	365	78	458	305
35	454	348			
36	464	361			
37	452	347			
38	442	331			
39	456	348			
40	438	320			
41	453	340			
42	446	325			
43	459	341			
44	450	324			

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Prices on the Certificates are assumed to be par except for Class M-4 where it is 79.516%

Class M1	CDR (Approximate %)	35.16
	Yield (%)	4.65
	Wal (Yrs)	3.20
	Mod Duration	2.96
	Principal Widow	02/08 - 03/08
	Principal Writedown	$84
	Total Collat Loss (%)	19.67

Class M2	CDR (Approximate %)	22.79
	Yield (%)	5.60
	Wal (Yrs)	3.95
	Mod Duration	3.52
	Principal Widow	12/08 - 12/08
	Principal Writedown	$64
	Total Collat Loss (%)	15.11

Class M3	CDR (Approximate %)	14.42
	Yield (%)	6.84
	Wal (Yrs)	4.70
	Mod Duration	3.98
	Principal Widow	09/09 - 09/09
	Principal Writedown	$39
	Total Collat Loss (%)	10.99

Class M4	CDR (Approximate %)	12.74
	Yield (%)	13.38
	Wal (Yrs)	4.86
	Mod Duration	3.81
	Principal Widow	11/09 - 11/09
	Principal Writedown	$23
	Total Collat Loss (%)	10.01

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL			
Number of Mortgage Loans:	1,381	Index Type:	
Aggregate Principal Balance:	$149,063,619	1 Year CMT:	0.62%
Average Original Principal Balance:	$119,211	6 Month LIBOR:	28.89%
Average Current Principal Balance:	$107,939	3 Year CMT:	0.01%
Range:	$1,436 - $978,815	FHLBB Contract Rate:	0.07%
W.A. Coupon:	8.019%	1 Month LIBOR:	3.77%
Range:	4.00% - 16.00%	COFI	0.01%
W.A. Gross Margin:	5.510%	Fixed Rate:	66.63%
Range:	0.25% - 9.50%	W.A. Initial Periodic Cap:	2.68%
W.A. Remaining Term (months):	282	W.A. Subsequent Periodic Cap:	1.42%
Range:	1 – 551	W.A. Lifetime Rate Cap:	6.55%
W.A. Seasoning: (months)	49	Property Type:	
Latest Maturity Date:	October 1, 2050	Single Family:	78.32%
State Concentration (Greater than 5%):		Condo:	2.69%
California:	17.86%	PUD:	9.23%
New York:	9.86%	2-4 Family:	8.39%
Ohio:	7.28%	Manufactured Housing:	1.07%
Texas:	7.17%	Co-op:	0.19%
New Jersey:	5.38%	Other:	0.12%
W.A. Original Combined LTV	81.61%	Occupancy Status:	
W.A. Current Updated Combined LTV[1]:	67.62%	Primary:	95.38%
First Liens:	94.24%	Investment:	3.06%
Second Liens:	5.72%	Second Home:	1.57%
Non-Balloon Loans:	97.77%	Cashflow Velocity:	
Non-Zero Current W.A. FICO Score:	598	1 Month:	97.39%
Loans in Bankruptcy:	5.85%	3 Month:	102.44%
Delinquency:		5 Month:	99.85%
Current:	85.21%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
30-59 Days:	11.33%	Loans with Prepay Penalties:	20.80%
60+ Days:	3.46%	Loans with Primary Mortgage Insurance	6.33%

1. Current Updated CLTV's are calculated by taking the original CLTV for those loans seasoned 11 months or less and an updated CLTV for those loans seasoned 12 months or more. Updated CLTV's for those loans seasoned 12 months or more are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO or an AVM was available, the Original Appraisal Value was used. Updated CLTV's were calculated for 58.04% of the Mortgage Loans. For purposes of calculating updated CLTV's, a BPO was used for 79.96% of the Mortgage Loans by balance, an AVM was used for 18.71% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.33% of the Mortgage Loans by balance. An updated CLTV was not calculated for 41.96% of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed Rate	1,086	99,322,620	66.63
ARM	295	49,741,000	33.37
Total:	**1,381**	**149,063,619**	**100.00**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0 - 29	1,094	127,015,862	85.21
30 - 59	205	16,885,275	11.33
60 - 89	25	1,587,326	1.06
90 - 119	9	528,721	0.35
Greater than or equal to 120	48	3,046,435	2.04
Total:	**1,381**	**149,063,619**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	437	13,079,442	7.94
50,000.01 - 100,000.00	443	31,808,515	19.32
100,000.01 - 150,000.00	158	19,112,090	11.61
150,000.01 - 200,000.00	63	11,044,358	6.71
200,000.01 - 250,000.00	81	18,371,396	11.16
250,000.01 - 300,000.00	77	21,063,891	12.79
300,000.01 - 350,000.00	45	14,726,813	8.95
350,000.01 - 400,000.00	31	11,645,450	7.07
400,000.01 - 450,000.00	12	5,125,610	3.11
450,000.01 - 500,000.00	14	6,715,650	4.08
500,000.01 - 550,000.00	8	4,208,900	2.56
550,000.01 - 600,000.00	5	2,886,350	1.75
600,000.01 - 650,000.00	6	3,792,450	2.30
Greater than or equal to 1,000,000.01	1	1,050,000	0.64
Total:	**1,381**	**164,630,914**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	497	13,599,863	9.12
50,000.01 - 100,000.00	418	29,884,398	20.05
100,000.01 - 150,000.00	146	17,526,378	11.76
150,000.01 - 200,000.00	93	16,640,282	11.16
200,000.01 - 250,000.00	83	18,768,737	12.59
250,000.01 - 300,000.00	45	12,474,890	8.37
300,000.01 - 350,000.00	38	12,277,224	8.24
350,000.01 - 400,000.00	24	9,062,108	6.08
400,000.01 - 450,000.00	8	3,437,338	2.31
450,000.01 - 500,000.00	14	6,715,668	4.51
500,000.01 - 550,000.00	8	4,159,856	2.79
550,000.01 - 600,000.00	4	2,300,207	1.54
600,000.01 - 650,000.00	2	1,237,854	0.83
950,000.01 - 1,000,000.00	1	978,815	0.66
Total:	**1,381**	**149,063,619**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	112	4,081,811	2.74
61 - 120	182	8,375,636	5.62
121 - 180	161	7,486,602	5.02
181 - 240	178	17,549,951	11.77
241 - 300	220	43,649,169	29.28
301 - 360	527	67,845,517	45.51
Greater than or equal to 361	1	74,932	0.05
Total:	**1,381**	**149,063,619**	**100.00**

Seasoning

Months Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 – 36	797	82,533,202	55.37
61 - 120	459	50,588,288	33.94
121 - 180	119	15,719,870	10.55
181 - 240	6	222,259	0.15
Total:	**1,381**	**149,063,619**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	6	754,546	0.51
4.500 - 4.999	7	1,527,182	1.02
5.000 - 5.499	20	4,898,351	3.29
5.500 - 5.999	14	2,839,934	1.91
6.000 - 6.499	34	7,448,647	5.00
6.500 - 6.999	120	21,885,818	14.68
7.000 - 7.499	133	26,322,556	17.66
7.500 - 7.999	156	25,004,020	16.77
8.000 - 8.499	102	11,908,930	7.99
8.500 - 8.999	113	13,039,707	8.75
9.000 - 9.499	71	5,206,680	3.49
9.500 - 9.999	129	8,254,980	5.54
10.000 - 10.499	76	4,163,639	2.79
10.500 - 10.999	95	4,837,149	3.25
11.000 - 11.499	62	2,815,842	1.89
11.500 - 11.999	80	3,469,008	2.33
12.000 - 12.499	52	1,646,255	1.10
12.500 - 12.999	36	1,304,029	0.87
13.000 - 13.499	21	621,751	0.42
13.500 - 13.999	33	763,738	0.51
14.000 - 14.499	7	119,615	0.08
14.500 - 14.999	8	126,833	0.09
15.000 - 15.499	3	17,876	0.01
15.500 - 15.999	2	14,774	0.01
16.000 - 16.499	1	71,760	0.05
Total:	**1,381**	**149,063,619**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	44	4,702,525	3.15
50.01 - 55.00	26	2,661,690	1.79
55.01 - 60.00	25	2,489,393	1.67
60.01 - 65.00	40	5,539,626	3.72
65.01 - 70.00	79	11,838,662	7.94
70.01 - 75.00	83	11,899,678	7.98
75.01 - 80.00	277	39,929,290	26.79
80.01 - 85.00	119	15,867,406	10.64
85.01 - 90.00	142	20,843,125	13.98
90.01 - 95.00	162	13,708,898	9.20
95.01 - 100.00	300	14,547,963	9.76
Greater than or equal to 100.01	84	5,035,364	3.38
Total:	**1,381**	**149,063,619**	**100.00**

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50.00	327	38,575,106	25.88
50.01 - 55.00	62	7,374,246	4.95
55.01 - 60.00	61	7,734,135	5.19
60.01 - 65.00	58	6,959,708	4.67
65.01 - 70.00	69	8,066,032	5.41
70.01 - 75.00	81	8,333,748	5.59
75.01 - 80.00	169	22,423,911	15.04
80.01 - 85.00	130	16,299,167	10.93
85.01 - 90.00	99	12,875,568	8.64
90.01 - 95.00	96	5,767,535	3.87
95.01 - 100.00	144	9,663,224	6.48
100.01 - 124.99	85	4,991,239	3.35
Total:	**1,381**	**149,063,619**	**100.00**

* Current Updated CLTV's are calculated by taking the original CLTV for those loans seasoned 11 months or less and an updated CLTV for those loans seasoned 12 months or more. Updated CLTV's for those loans seasoned 12 months or more are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO or an AVM was available, the Original Appraisal Value was used. Updated CLTV's were calculated for 58.04% of the Mortgage Loans. For purposes of calculating updated CLTV's, a BPO was used for 79.96% of the Mortgage Loans by balance, an AVM was used for 18.71% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.33% of the Mortgage Loans by balance. An updated CLTV was not calculated for 41.96% of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Not Available	30	2,419,457	1.62
Less than or equal to 499	135	13,872,992	9.31
500 - 524	154	13,525,349	9.07
525 - 549	181	15,985,204	10.72
550 - 574	168	15,598,683	10.46
575 - 599	165	16,970,022	11.38
600 - 624	131	14,195,430	9.52
625 - 649	138	16,348,655	10.97
650 - 674	118	15,388,230	10.32
675 - 699	71	11,286,044	7.57
700 - 724	42	6,086,526	4.08
725 - 749	22	3,380,081	2.27
750 - 774	11	2,059,750	1.38
775 - 799	10	1,752,163	1.18
Greater than or equal to 800	5	195,031	0.13
Total:	**1,381**	**149,063,619**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	130	26,626,152	17.86
New York	89	14,702,384	9.86
Ohio	208	10,845,648	7.28
Texas	107	10,692,629	7.17
New Jersey	56	8,017,178	5.38
Florida	77	7,404,534	4.97
Georgia	44	5,503,849	3.69
Illinois	47	5,433,640	3.65
Maryland	33	4,963,785	3.33
Pennsylvania	65	4,766,803	3.20
Michigan	56	4,717,147	3.16
Massachusetts	21	4,189,906	2.81
Indiana	73	4,081,376	2.74
Virginia	23	3,299,852	2.21
Connecticut	18	3,273,213	2.20
Colorado	22	2,814,041	1.89
Kentucky	56	2,774,087	1.86
Washington	18	2,606,662	1.75
North Carolina	38	2,528,784	1.70
Arizona	20	2,290,811	1.54
Tennessee	16	1,978,473	1.33
Hawaii	8	1,918,977	1.29
Missouri	24	1,638,888	1.10
Alabama	17	1,357,819	0.91
Louisiana	10	1,192,025	0.80
District of Columbia	5	1,023,765	0.69
Maine	7	906,667	0.61
Wisconsin	8	744,015	0.50
Minnesota	7	729,551	0.49
South Carolina	10	663,220	0.44
New Hampshire	5	565,816	0.38
Oklahoma	3	555,994	0.37
Utah	9	531,510	0.36
Nevada	4	472,808	0.32
New Mexico	2	453,124	0.30
Kansas	6	422,753	0.28
Nebraska	7	323,382	0.22
Oregon	5	294,180	0.20
Rhode Island	3	272,157	0.18
Iowa	5	261,012	0.18

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Mississippi	4	249,779	0.17
Vermont	2	230,414	0.15
Arkansas	4	229,906	0.15
Delaware	2	181,179	0.12
Idaho	4	166,637	0.11
North Dakota	1	80,194	0.05
West Virginia	1	57,601	0.04
Wyoming	1	29,292	0.02
Total:	**1,381**	**149,063,619**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,022	106,437,332	71.40
Stated Documentation	180	29,455,847	19.76
Limited	76	5,523,945	3.71
Alternative	31	1,714,525	1.15
FULL/ALT	21	1,590,612	1.07
No Income Verifier	16	1,238,427	0.83
NINA	9	895,415	0.60
Reduced	3	689,718	0.46
No Documentation	11	658,194	0.44
Unknown	7	488,793	0.33
Streamline	5	370,811	0.25
Total:	**1,381**	**149,063,619**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,303	142,169,447	95.38
Investment	63	4,556,500	3.06
Second Home	15	2,337,672	1.57
Total:	**1,381**	**149,063,619**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	691	64,705,475	43.41
Purchase	413	52,136,230	34.98
Refinance - Rate Term	236	29,438,188	19.75
Debt Consolidation	15	1,529,188	1.03
Unknown	22	962,913	0.65
Home Improvement	3	279,230	0.19
Construction	1	12,397	0.01
Total:	**1,381**	**149,063,619**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	981	93,660,769	62.83
Single Family Detached	169	22,588,251	15.15
2-4 Family	67	12,502,989	8.39
PUD	64	12,159,014	8.16
Condo	41	4,008,847	2.69
Manufactured Housing	20	1,594,735	1.07
PUD - Detached	17	1,351,738	0.91
Single Family Attached	8	494,958	0.33
Co-op	4	281,401	0.19
PUD - Attached	2	246,679	0.17
Other	8	174,237	0.12
Total:	**1,381**	**149,063,619**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
December 2004	1	38,715	0.08
January 2005	22	6,053,475	12.17
February 2005	4	188,267	0.38
March 2005	1	37,837	0.08
April 2005	3	516,849	1.04
May 2005	5	408,474	0.82
June 2005	5	339,202	0.68
July 2005	2	127,690	0.26
August 2005	1	64,348	0.13
September 2005	1	217,150	0.44
October 2005	1	100,609	0.20
November 2005	1	83,957	0.17
December 2005	6	818,112	1.64
January 2006	13	2,765,651	5.56
February 2006	8	2,269,892	4.56
March 2006	49	8,607,372	17.30
April 2006	139	21,302,535	42.83
May 2006	23	3,810,461	7.66
June 2006	2	318,979	0.64
October 2006	1	19,027	0.04
March 2007	3	673,134	1.35
April 2007	2	331,417	0.67
June 2007	1	123,046	0.25
August 2008	1	524,800	1.06
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000 - 0.499	1	38,715	0.08
1.500 - 1.999	1	104,847	0.21
2.000 - 2.499	2	138,247	0.28
2.500 - 2.999	7	1,239,985	2.49
3.000 - 3.499	9	2,189,970	4.40
3.500 - 3.999	17	4,685,327	9.42
4.000 - 4.499	13	2,807,018	5.64
4.500 - 4.999	24	4,199,289	8.44
5.000 - 5.499	42	6,913,480	13.90
5.500 - 5.999	44	8,201,049	16.49
6.000 - 6.499	35	4,474,738	9.00
6.500 - 6.999	67	11,296,622	22.71
7.000 - 7.499	18	1,954,472	3.93
7.500 - 7.999	6	517,293	1.04
8.000 - 8.499	6	707,084	1.42
8.500 - 8.999	1	131,695	0.26
9.000 - 9.499	1	49,953	0.10
9.500 - 9.999	1	91,213	0.18
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	157,528	0.32
11.000 - 11.499	2	205,234	0.41
11.500 - 11.999	8	2,008,616	4.04
12.000 - 12.499	39	10,647,355	21.41
12.500 - 12.999	32	5,740,768	11.54
13.000 - 13.499	26	4,147,416	8.34
13.500 - 13.999	50	8,697,253	17.49
14.000 - 14.499	22	2,994,974	6.02
14.500 - 14.999	41	6,266,970	12.60
15.000 - 15.499	24	3,816,004	7.67
15.500 - 15.999	15	1,642,246	3.30
16.000 - 16.499	13	1,291,859	2.60
16.500 - 16.999	12	1,202,605	2.42
17.000 - 17.499	4	423,249	0.85
17.500 - 17.999	6	498,922	1.00
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000 - 0.499	1	38,715	0.08
1.000 - 1.499	1	30,481	0.06
2.000 - 2.499	3	220,805	0.44
2.500 - 2.999	1	94,802	0.19
3.000 - 3.499	1	90,039	0.18
4.000 - 4.499	5	1,913,961	3.85
4.500 - 4.999	13	3,864,643	7.77
5.000 - 5.499	6	1,038,526	2.09
5.500 - 5.999	9	2,074,427	4.17
6.000 - 6.499	20	5,540,292	11.14
6.500 - 6.999	48	9,741,434	19.58
7.000 - 7.499	32	4,756,206	9.56
7.500 - 7.999	50	7,696,048	15.47
8.000 - 8.499	30	4,091,783	8.23
8.500 - 8.999	28	4,237,218	8.52
9.000 - 9.499	17	1,825,407	3.67
9.500 - 9.999	14	1,333,032	2.68
10.000 - 10.499	6	543,158	1.09
10.500 - 10.999	5	359,889	0.72
11.000 - 11.499	2	114,873	0.23
11.500 - 11.999	3	135,258	0.27
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.001 - 1.000	10	1,274,432	2.56
1.001 - 2.000	51	9,589,685	19.28
2.001 - 3.000	232	38,467,341	77.34
4.001 - 5.000	1	325,585	0.65
5.001 - 6.000	1	83,957	0.17
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000 - 1.999	269	43,102,351	86.65
2.000 - 2.999	9	1,017,572	2.05
3.000 - 3.999	17	5,621,077	11.30
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	19,027	0.04
5.000 - 5.499	1	325,585	0.65
5.500 - 5.999	1	34,285	0.07
6.000 - 6.499	170	25,187,998	50.64
7.000 - 7.499	111	21,835,807	43.90
7.500 - 7.999	6	2,018,808	4.06
8.000 - 8.499	1	94,802	0.19
8.500 - 8.999	1	88,211	0.18
9.000 - 9.499	1	38,715	0.08
10.000 - 10.499	1	33,411	0.07
12.000 - 12.499	1	64,348	0.13
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	1,040	108,150,447	72.55
12	22	3,157,692	2.12
24	225	29,488,565	19.78
36	90	8,150,931	5.47
60	4	115,985	0.08
Total:	**1,381**	**149,063,619**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

SUMMARY – FIXED RATE POOL			
Number of Mortgage Loans:	1,086	Index Type:	
Aggregate Principal Balance:	$99,322,620	Fixed Rate:	100.00%
Average Original Principal Balance::	$105,258	Property Type:	
Average Current Principal Balance:	$91,457	Single Family:	79.32%
Range:	$1,436 - $978,815	Condo	1.43%
W.A. Coupon:	8.427%	PUD:	13.14%
Range:	4.00% - 16.00%	2-4 Family:	5.08%
W.A. Remaining Term (months):	252	Manufactured Housing:	0.65%
Range:	1 – 551	Co-op:	0.20%
W.A. Seasoning: (months)	68	Other	0.18%
Latest Maturity Date:	October 1, 2050	Occupancy Status:	
State Concentration (Greater than 5%):		Primary:	95.91%
California:	15.65%	Investment:	2.90%
Ohio:	10.19%	Second Home:	1.18%
New York:	8.30%	Cashflow Velocity:	
Texas:	7.91%	1 Month:	101.34%
New Jersey:	5.49%	3 Month:	104.91%
W.A. Original Combined LTV:	81.43%	5 Month:	101.25%
W.A. Current Updated Combined LTV[1]:	60.99%	Non-Zero W.A. Prepayment Penalty – Term (months):	30
First Liens:	91.35%	Loans with Prepay Penalties:	9.70%
Second Liens:	8.58%	Loans with Primary Mortgage Insurance	9.50%
Non-Balloon Loans:	96.66%		
Non-Zero Current W.A. FICO Score:	596		
Loans in Bankruptcy:	8.30%		
Delinquency:			
Current:	84.88%		
30-59 Days:	10.27%		
60+ Days:	4.86%		

1. Current Updated CLTV's are calculated by taking the original CLTV for those loans seasoned 11 months or less and an updated CLTV for those loans seasoned 12 months or more. Updated CLTV's for those loans seasoned 12 months or more are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO or an AVM was available, the Original Appraisal Value was used. Updated CLTV's were calculated for 83.17% of the Mortgage Loans. For purposes of calculating updated CLTV's, a BPO was used for 79.13% of the Mortgage Loans by balance, an AVM was used for 19.48% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.39% of the Mortgage Loans by balance. An updated CLTV was not calculated for 16.83% of the Mortgage Loans.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance($)	% of Aggregate Remaining Principal Balance
Fixed Rate	1,086	99,322,620	100.00
Total:	**1,086**	**99,322,620**	**100.00**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0 - 29	842	84,302,060	84.88
30 - 59	165	10,196,095	10.27
60 - 89	24	1,419,883	1.43
90 - 119	7	358,146	0.36
Greater than or equal to 120	48	3,046,435	3.07
Total:	**1,086**	**99,322,620**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	419	12,295,498	10.76
50,000.01 - 100,000.00	354	25,149,038	22.00
100,000.01 - 150,000.00	93	11,371,048	9.95
150,000.01 - 200,000.00	23	3,953,798	3.46
200,000.01 - 250,000.00	57	13,016,321	11.39
250,000.01 - 300,000.00	63	17,099,226	14.96
300,000.01 - 350,000.00	33	10,806,891	9.45
350,000.01 - 400,000.00	17	6,317,250	5.53
400,000.01 - 450,000.00	8	3,398,000	2.97
450,000.01 - 500,000.00	6	2,875,450	2.52
500,000.01 - 550,000.00	4	2,101,000	1.84
550,000.01 - 600,000.00	3	1,721,425	1.51
600,000.01 - 650,000.00	5	3,154,950	2.76
Greater than or equal to 1,000,000.01	1	1,050,000	0.92
Total:	**1,086**	**114,309,895**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	473	12,618,156	12.70
50,000.01 - 100,000.00	333	23,453,140	23.61
100,000.01 - 150,000.00	82	9,927,836	10.00
150,000.01 - 200,000.00	54	9,780,999	9.85
200,000.01 - 250,000.00	59	13,449,171	13.54
250,000.01 - 300,000.00	31	8,535,379	8.59
300,000.01 - 350,000.00	25	8,052,007	8.11
350,000.01 - 400,000.00	11	4,114,567	4.14
400,000.01 - 450,000.00	4	1,716,603	1.73
450,000.01 - 500,000.00	6	2,894,304	2.91
500,000.01 - 550,000.00	4	2,063,815	2.08
550,000.01 - 600,000.00	2	1,137,474	1.15
600,000.01 - 650,000.00	1	600,354	0.60
950,000.01 - 1,000,000.00	1	978,815	0.99
Total:	**1,086**	**99,322,620**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	112	4,081,811	4.11
61 – 120	182	8,375,636	8.43
121 - 180	157	7,293,552	7.34
181 - 240	176	17,373,396	17.49
241 - 300	199	37,435,537	37.69
301 - 360	259	24,687,755	24.86
Greater than or equal to 361	1	74,932	0.08
Total:	**1,086**	**99,322,620**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Seasoning

Months Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1-60	512	33,754,363	33.98
61 - 120	455	49,995,732	50.34
121 - 180	116	15,438,468	15.54
181 - 240	3	134,057	0.13
Total:	**1,086**	**99,322,620**	**100.00**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	2	161,429	0.16
5.000 - 5.499	2	58,835	0.06
5.500 - 5.999	5	836,943	0.84
6.000 - 6.499	12	1,309,813	1.32
6.500 - 6.999	72	12,379,931	12.46
7.000 - 7.499	100	21,461,503	21.61
7.500 - 7.999	108	17,495,289	17.61
8.000 - 8.499	74	7,979,847	8.03
8.500 - 8.999	85	8,802,489	8.86
9.000 - 9.499	55	3,415,558	3.44
9.500 - 9.999	115	6,921,948	6.97
10.000 - 10.499	69	3,558,390	3.58
10.500 - 10.999	89	4,438,544	4.47
11.000 - 11.499	59	2,670,488	2.69
11.500 - 11.999	76	3,144,983	3.17
12.000 - 12.499	52	1,646,255	1.66
12.500 - 12.999	36	1,304,029	1.31
13.000 - 13.499	21	621,751	0.63
13.500 - 13.999	33	763,738	0.77
14.000 - 14.499	7	119,615	0.12
14.500 - 14.999	8	126,833	0.13
15.000 - 15.499	3	17,876	0.02
15.500 - 15.999	2	14,774	0.01
16.000 - 16.499	1	71,760	0.07
Total:	**1,086**	**99,322,620**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	42	4,462,153	4.49
50.01 - 55.00	20	1,995,796	2.01
55.01 - 60.00	18	1,144,340	1.15
60.01 - 65.00	32	4,477,557	4.51
65.01 - 70.00	60	8,638,598	8.70
70.01 - 75.00	60	8,900,796	8.96
75.01 - 80.00	177	22,604,329	22.76
80.01 - 85.00	72	7,226,526	7.28
85.01 - 90.00	98	12,281,862	12.37
90.01 - 95.00	138	10,995,147	11.07
95.01 - 100.00	287	12,100,709	12.18
Greater than or equal to 100.01	82	4,494,806	4.53
Total:	**1,086**	**99,322,620**	**100.00**

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	315	37,372,573	37.63
50.01 - 55.00	56	6,708,352	6.75
55.01 - 60.00	52	6,099,090	6.14
60.01 - 65.00	49	5,728,849	5.77
65.01 - 70.00	53	5,197,608	5.23
70.01 - 75.00	59	4,884,009	4.92
75.01 - 80.00	82	6,371,309	6.41
80.01 - 85.00	82	7,639,137	7.69
85.01 - 90.00	54	4,555,072	4.59
90.01 - 95.00	72	3,007,591	3.03
95.01 - 100.00	132	7,492,150	7.54
100.01 - 124.99	80	4,266,880	4.30
Total:	**1,086**	**99,322,620**	**100.00**

* Current Updated CLTV's are calculated by taking the original CLTV for those loans seasoned 11 months or less and an updated CLTV for those loans seasoned 12 months or more. Updated CLTV's for those loans seasoned 12 months or more are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO or an AVM was available, the Original Appraisal Value was used. Updated CLTV's were calculated for 83.17% of the Mortgage Loans. For purposes of calculating updated CLTV's, a BPO was used for 79.13% of the Mortgage Loans by balance, an AVM was used for 19.48% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.39% of the Mortgage Loans by balance. An updated CLTV was not calculated for 16.83% of the Mortgage Loans.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Not Available	28	1,954,000	1.97
Less than or equal to 499	109	10,099,660	10.17
500 - 524	132	10,809,914	10.88
525 - 549	143	10,159,748	10.23
550 - 574	120	8,768,168	8.83
575 - 599	126	10,795,768	10.87
600 - 624	100	9,272,872	9.34
625 - 649	106	11,455,353	11.53
650 - 674	96	10,033,732	10.10
675 - 699	57	7,840,304	7.89
700 - 724	37	4,554,825	4.59
725 - 749	15	1,772,654	1.78
750 - 774	8	939,639	0.95
775 - 799	6	770,258	0.78
Greater than or equal to 800	3	95,724	0.10
Total:	**1,086**	**99,322,620**	**100.00**

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	89	15,542,743	15.65
Ohio	200	10,125,377	10.19
New York	62	8,246,061	8.30
Texas	88	7,854,775	7.91
New Jersey	46	5,450,481	5.49
Maryland	30	4,670,542	4.70
Illinois	39	4,474,044	4.50
Florida	53	4,030,140	4.06
Georgia	30	3,496,603	3.52
Indiana	65	3,428,167	3.45
Pennsylvania	45	3,017,203	3.04
Kentucky	52	2,498,239	2.52
Virginia	18	2,330,286	2.35
Michigan	31	2,209,986	2.23
Arizona	17	2,023,737	2.04
North Carolina	32	1,959,080	1.97
Massachusetts	11	1,832,849	1.85
Washington	13	1,730,213	1.74
Colorado	17	1,546,899	1.56

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Tennessee	13	1,520,922	1.53
Connecticut	13	1,510,714	1.52
Missouri	18	1,199,205	1.21
Louisiana	10	1,192,025	1.20
Hawaii	5	1,056,549	1.06
Alabama	11	754,235	0.76
District of Columbia	4	725,642	0.73
South Carolina	10	663,220	0.67
Maine	3	506,932	0.51
Oklahoma	2	490,501	0.49
Kansas	6	422,753	0.43
Minnesota	6	355,621	0.36
Utah	7	335,500	0.34
Nebraska	7	323,382	0.33
Oregon	5	294,180	0.30
Mississippi	4	249,779	0.25
Wisconsin	5	192,846	0.19
Idaho	4	166,637	0.17
New Mexico	1	140,502	0.14
Rhode Island	2	139,258	0.14
Vermont	1	137,063	0.14
Arkansas	3	110,255	0.11
Iowa	3	100,669	0.10
North Dakota	1	80,194	0.08
Delaware	1	75,662	0.08
West Virginia	1	57,601	0.06
Wyoming	1	29,292	0.03
Nevada	1	24,055	0.02
Total:	**1,086**	**99,322,620**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	842	82,102,333	82.66
Stated Documentation	83	6,468,165	6.51
Limited	68	4,215,907	4.24
Alternative	29	1,591,075	1.60
FULL/ALT	20	1,489,387	1.50
No Income Verifier	15	1,223,225	1.23
NINA	9	895,415	0.90
No Documentation	10	639,167	0.64
Streamline	5	370,811	0.37
Unknown	4	250,429	0.25
Reduced	1	76,706	0.08
Total:	**1,086**	**99,322,620**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,030	95,263,991	95.91
Investment	46	2,882,226	2.90
Second Home	10	1,176,402	1.18
Total:	**1,086**	**99,322,620**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	528	37,648,764	37.91
Purchase	324	35,879,724	36.12
Refinance - Rate Term	200	24,239,405	24.40
Unknown	22	962,913	0.97
Debt Consolidation	9	526,658	0.53
Home Improvement	2	52,759	0.05
Construction	1	12,397	0.01
Total:	**1,086**	**99,322,620**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	877	73,948,871	74.45
PUD	64	12,159,014	12.24
2-4 Family	40	5,044,407	5.08
Single Family Detached	40	4,604,168	4.64
Condo	25	1,422,999	1.43
PUD - Detached	15	871,974	0.88
Manufactured Housing	10	645,861	0.65
Single Family Attached	3	233,914	0.24
Co-op	3	197,444	0.20
Other	8	174,237	0.18
PUD - Attached	1	19,729	0.02
Total:	**1,086**	**99,322,620**	**100.00**

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	931	86,793,672	87.39
12	18	2,064,871	2.08
24	52	3,157,621	3.18
36	81	7,190,470	7.24
60	4	115,985	0.12
Total:	**1,086**	**99,322,620**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

SUMMARY – ADJUSTABLE RATE POOL			
Number of Mortgage Loans:	295	Index Type:	
Aggregate Principal Balance:	$49,741,000	I Year CMT:	1.84%
Average Original Principal Balance::	$170,580	6 Month LIBOR:	86.58%
Average Current Principal Balance:	$168,614	3 Year CMT:	0.04%
Range:	$15,201 - $637,500	FHLBB Contract Rate:	0.21%
W.A. Coupon:	7.203%	1 Month LIBOR:	11.30%
Range:	4.00% - 11.85%	COFI:	0.03%
W.A. Gross Margin:	5.510%	W.A. Initial Periodic Cap:	2.68%
Range:	0.25% - 9.50%	W.A. Subsequent Periodic Cap:	1.42%
W.A. Remaining Term (months):	343	W.A. Lifetime Rate Cap:	6.55%
Range:	140 – 357	Property Type:	
W.A. Seasoning: (months)	10	Single Family:	76.31%
Latest Maturity Date:	June 1, 2034	Condo:	5.20%
State Concentration (Greater than 5%):		2-4 Family:	14.99%
California:	22.28%	PUD:	1.42%
New York:	12.98%	Manufactured Housing:	1.91%
Florida:	6.78%	Co-op:	0.17%
Texas:	5.71%	Occupancy Status:	
New Jersey:	5.16%	Primary:	94.30%
Michigan:	5.04%	Investment:	3.37%
W.A. Original Combined LTV:	81.96%	Second Home:	2.33%
W.A. Current Updated Combined LTV[1]:	80.84%	Cashflow Velocity:	
First Liens:	100.00%	1 Month:	89.50%
Second Liens:	0.00%	3 Month:	97.49%
Non-Balloon Loans:	100.00%	5 Month:	97.05%
Non-Zero Current W.A. FICO Score:	604	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Loans in Bankruptcy:	0.96%	Loans with Prepay Penalties:	42.97%
Delinquency:		Loans with Primary Mortgage Insurance	0.00%
Current:	85.87%		
30-59 Days:	13.45%		
60+ Days:	0.68%		

1. Current Updated CLTV's are calculated by taking the original CLTV for those loans seasoned 11 months or less and an updated CLTV for those loans seasoned 12 months or more. Updated CLTV's for those loans seasoned 12 months or more are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO or an AVM was available, the Original Appraisal Value was used. Updated CLTV's were calculated for 7.88% of the Mortgage Loans. For purposes of calculating updated CLTV's, a BPO was used for 97.58% of the Mortgage Loans by balance, an AVM was used for 2.42% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.33% of the Mortgage Loans by balance. An updated CLTV was not calculated for 92.12% of the Mortgage Loans.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
ARM	295	49,741,000	100.00
Total:	**295**	**49,741,000**	**100.00**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0 - 29	252	42,713,802	85.87
30 - 59	40	6,689,180	13.45
60 - 89	1	167,443	0.34
90 - 119	2	170,575	0.34
Total:	**295**	**49,741,000**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	18	783,944	1.56
50,000.01 - 100,000.00	89	6,659,477	13.23
100,000.01 - 150,000.00	65	7,741,041	15.38
150,000.01 - 200,000.00	40	7,090,560	14.09
200,000.01 - 250,000.00	24	5,355,075	10.64
250,000.01 - 300,000.00	14	3,964,665	7.88
300,000.01 - 350,000.00	12	3,919,922	7.79
350,000.01 - 400,000.00	14	5,328,200	10.59
400,000.01 - 450,000.00	4	1,727,610	3.43
450,000.01 - 500,000.00	8	3,840,200	7.63
500,000.01 - 550,000.00	4	2,107,900	4.19
550,000.01 - 600,000.00	2	1,164,925	2.31
600,000.01 - 650,000.00	1	637,500	1.27
Total:	**295**	**50,321,019**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	24	981,707	1.97
50,000.01 - 100,000.00	85	6,431,258	12.93
100,000.01 - 150,000.00	64	7,598,542	15.28
150,000.01 - 200,000.00	39	6,859,283	13.79
200,000.01 - 250,000.00	24	5,319,567	10.69
250,000.01 - 300,000.00	14	3,939,511	7.92
300,000.01 - 350,000.00	13	4,225,217	8.49
350,000.01 - 400,000.00	13	4,947,541	9.95
400,000.01 - 450,000.00	4	1,720,735	3.46
450,000.01 - 500,000.00	8	3,821,365	7.68
500,000.01 - 550,000.00	4	2,096,041	4.21
550,000.01 - 600,000.00	2	1,162,733	2.34
600,000.01 - 650,000.00	1	637,500	1.28
Total:	**295**	**49,741,000**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	4	193,049	0.39
181 - 240	2	176,555	0.35
241 - 300	21	6,213,632	12.49
301 - 360	268	43,157,763	86.76
Total:	**295**	**49,741,000**	**100.00**

Seasoning

Months Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1-60	285	48,778,839	98.07
61 - 120	4	592,556	1.19
121 - 180	3	281,402	0.57
181 - 240	3	88,202	0.18
Total:	**295**	**49,741,000**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	4	593,117	1.19
4.500 - 4.999	7	1,527,182	3.07
5.000 - 5.499	18	4,839,515	9.73
5.500 - 5.999	9	2,002,991	4.03
6.000 - 6.499	22	6,138,834	12.34
6.500 - 6.999	48	9,505,887	19.11
7.000 - 7.499	33	4,861,053	9.77
7.500 - 7.999	48	7,508,731	15.10
8.000 - 8.499	28	3,929,083	7.90
8.500 - 8.999	28	4,237,218	8.52
9.000 - 9.499	16	1,791,122	3.60
9.500 - 9.999	14	1,333,032	2.68
10.000 - 10.499	7	605,249	1.22
10.500 - 10.999	6	398,605	0.80
11.000 - 11.499	3	145,354	0.29
11.500 - 11.999	4	324,025	0.65
Total:	**295**	**49,741,000**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	2	240,373	0.48
50.01 - 55.00	6	665,894	1.34
55.01 - 60.00	7	1,345,052	2.70
60.01 - 65.00	8	1,062,069	2.14
65.01 - 70.00	19	3,200,064	6.43
70.01 - 75.00	23	2,998,882	6.03
75.01 - 80.00	100	17,324,961	34.83
80.01 - 85.00	47	8,640,881	17.37
85.01 - 90.00	44	8,561,263	17.21
90.01 - 95.00	24	2,713,750	5.46
95.01 - 100.00	13	2,447,253	4.92
Greater than or equal to 100.01	2	540,558	1.09
Total:	**295**	**49,741,000**	**100.00**

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	12	1,202,533	2.42
50.01 - 55.00	6	665,894	1.34
55.01 - 60.00	9	1,635,045	3.29
60.01 - 65.00	9	1,230,859	2.47
65.01 - 70.00	16	2,868,424	5.77
70.01 - 75.00	22	3,449,740	6.94
75.01 - 80.00	87	16,052,602	32.27
80.01 - 85.00	48	8,660,030	17.41
85.01 - 90.00	45	8,320,496	16.73
90.01 - 95.00	24	2,759,944	5.55
95.01 - 100.00	12	2,171,073	4.36
100.01 – 124.99	5	724,359	1.46
Total:	**295**	**49,741,000**	**100.00**

* Current Updated CLTV's are calculated by taking the original CLTV for those loans seasoned 11 months or less and an updated CLTV for those loans seasoned 12 months or more. Updated CLTV's for those loans seasoned 12 months or more are calculated by taking the UPB as of the Cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO or an AVM was available, the Original Appraisal Value was used. Updated CLTV's were calculated for 58.04% of the Mortgage Loans. For purposes of calculating updated CLTV's, a BPO was used for 79.96% of the Mortgage Loans by balance, an AVM was used for 18.71% of the Mortgage Loans by balance, and an Original Appraisal Value was used for 1.33% of the Mortgage Loans by balance. An updated CLTV was not calculated for 41.96% of the Mortgage Loans.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Current FICO Score

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Not Available	2	465,457	0.94
Less than or equal to 499	26	3,773,332	7.59
500 - 524	22	2,715,436	5.46
525 - 549	38	5,825,457	11.71
550 - 574	48	6,830,515	13.73
575 - 599	39	6,174,254	12.41
600 - 624	31	4,922,559	9.90
625 - 649	32	4,893,302	9.84
650 - 674	22	5,354,499	10.76
675 - 699	14	3,445,740	6.93
700 - 724	5	1,531,700	3.08
725 - 749	7	1,607,426	3.23
750 - 774	3	1,120,111	2.25
775 - 799	4	981,905	1.97
Greater than or equal to 800	2	99,306	0.20
Total:	**295**	**49,741,000**	**100.00**

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	41	11,083,410	22.28
New York	27	6,456,323	12.98
Florida	24	3,374,394	6.78
Texas	19	2,837,854	5.71
New Jersey	10	2,566,697	5.16
Michigan	25	2,507,161	5.04
Massachusetts	10	2,357,057	4.74
Georgia	14	2,007,246	4.04
Connecticut	5	1,762,499	3.54
Pennsylvania	20	1,749,600	3.52
Colorado	5	1,267,141	2.55
Virginia	5	969,567	1.95
Illinois	8	959,596	1.93
Washington	5	876,449	1.76
Hawaii	3	862,428	1.73
Ohio	8	720,271	1.45
Indiana	8	653,209	1.31
Alabama	6	603,584	1.21

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
North Carolina	6	569,703	1.15
New Hampshire	5	565,816	1.14
Wisconsin	3	551,169	1.11
Tennessee	3	457,551	0.92
Nevada	3	448,753	0.90
Missouri	6	439,683	0.88
Maine	4	399,735	0.80
Minnesota	1	373,930	0.75
New Mexico	1	312,622	0.63
District of Columbia	1	298,123	0.60
Maryland	3	293,243	0.59
Kentucky	4	275,848	0.55
Arizona	3	267,074	0.54
Utah	2	196,009	0.39
Iowa	2	160,342	0.32
Rhode Island	1	132,899	0.27
Arkansas	1	119,651	0.24
Delaware	1	105,517	0.21
Vermont	1	93,351	0.19
Oklahoma	1	65,493	0.13
Total:	**295**	**49,741,000**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	180	24,334,999	48.92
Stated Documentation	97	22,987,683	46.21
Limited	8	1,308,038	2.63
Reduced	2	613,011	1.23
Unknown	3	238,365	0.48
Alternative	2	123,450	0.25
FULL/ALT	1	101,225	0.20
No Documentation	1	19,027	0.04
No Income Verifier	1	15,201	0.03
Total:	**295**	**49,741,000**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	273	46,905,456	94.30
Investment	17	1,674,274	3.37
Second Home	5	1,161,270	2.33
Total:	**295**	**49,741,000**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	163	27,056,711	54.40
Purchase	89	16,256,506	32.68
Refinance - Rate Term	36	5,198,783	10.45
Debt Consolidation	6	1,002,529	2.02
Home Improvement	1	226,471	0.46
Total:	**295**	**49,741,000**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	104	19,711,898	39.63
Single Family Detached	129	17,984,083	36.16
2-4 Family	27	7,458,582	14.99
Condo	16	2,585,848	5.20
Manufactured Housing	10	948,874	1.91
PUD - Detached	2	479,764	0.96
Single Family Attached	5	261,045	0.52
PUD - Attached	1	226,950	0.46
Co-op	1	83,957	0.17
Total:	**295**	**49,741,000**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
December 2004	1	38,715	0.08
January 2005	22	6,053,475	12.17
February 2005	4	188,267	0.38
March 2005	1	37,837	0.08
April 2005	3	516,849	1.04
May 2005	5	408,474	0.82
June 2005	5	339,202	0.68
July 2005	2	127,690	0.26
August 2005	1	64,348	0.13
September 2005	1	217,150	0.44
October 2005	1	100,609	0.20
November 2005	1	83,957	0.17
December 2005	6	818,112	1.64
January 2006	13	2,765,651	5.56
February 2006	8	2,269,892	4.56
March 2006	49	8,607,372	17.30
April 2006	139	21,302,535	42.83
May 2006	23	3,810,461	7.66
June 2006	2	318,979	0.64
October 2006	1	19,027	0.04
March 2007	3	673,134	1.35
April 2007	2	331,417	0.67
June 2007	1	123,046	0.25
August 2008	1	524,800	1.06
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000 - 0.499	1	38,715	0.08
1.500 - 1.999	1	104,847	0.21
2.000 - 2.499	2	138,247	0.28
2.500 - 2.999	7	1,239,985	2.49
3.000 - 3.499	9	2,189,970	4.40
3.500 - 3.999	17	4,685,327	9.42
4.000 - 4.499	13	2,807,018	5.64
4.500 - 4.999	24	4,199,289	8.44
5.000 - 5.499	42	6,913,480	13.90
5.500 - 5.999	44	8,201,049	16.49
6.000 - 6.499	35	4,474,738	9.00
6.500 - 6.999	67	11,296,622	22.71
7.000 - 7.499	18	1,954,472	3.93
7.500 - 7.999	6	517,293	1.04
8.000 - 8.499	6	707,084	1.42
8.500 - 8.999	1	131,695	0.26
9.000 - 9.499	1	49,953	0.10
9.500 - 9.999	1	91,213	0.18
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	157,528	0.32
11.000 - 11.499	2	205,234	0.41
11.500 - 11.999	8	2,008,616	4.04
12.000 - 12.499	39	10,647,355	21.41
12.500 - 12.999	32	5,740,768	11.54
13.000 - 13.499	26	4,147,416	8.34
13.500 - 13.999	50	8,697,253	17.49
14.000 - 14.499	22	2,994,974	6.02
14.500 - 14.999	41	6,266,970	12.60
15.000 - 15.499	24	3,816,004	7.67
15.500 - 15.999	15	1,642,246	3.30
16.000 - 16.499	13	1,291,859	2.60
16.500 - 16.999	12	1,202,605	2.42
17.000 - 17.499	4	423,249	0.85
17.500 - 17.999	6	498,922	1.00
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000 - 0.499	1	38,715	0.08
1.000 - 1.499	1	30,481	0.06
2.000 - 2.499	3	220,805	0.44
2.500 - 2.999	1	94,802	0.19
3.000 - 3.499	1	90,039	0.18
4.000 - 4.499	5	1,913,961	3.85
4.500 - 4.999	13	3,864,643	7.77
5.000 - 5.499	6	1,038,526	2.09
5.500 - 5.999	9	2,074,427	4.17
6.000 - 6.499	20	5,540,292	11.14
6.500 - 6.999	48	9,741,434	19.58
7.000 - 7.499	32	4,756,206	9.56
7.500 - 7.999	50	7,696,048	15.47
8.000 - 8.499	30	4,091,783	8.23
8.500 - 8.999	28	4,237,218	8.52
9.000 - 9.499	17	1,825,407	3.67
9.500 - 9.999	14	1,333,032	2.68
10.000 - 10.499	6	543,158	1.09
10.500 - 10.999	5	359,889	0.72
11.000 - 11.499	2	114,873	0.23
11.500 - 11.999	3	135,258	0.27
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.001 - 1.000	10	1,274,432	2.56
1.001 - 2.000	51	9,589,685	19.28
2.001 - 3.000	232	38,467,341	77.34
4.001 - 5.000	1	325,585	0.65
5.001 - 6.000	1	83,957	0.17
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000 - 1.999	269	43,102,351	86.65
2.000 - 2.999	9	1,017,572	2.05
3.000 - 3.999	17	5,621,077	11.30
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	19,027	0.04
5.000 - 5.499	1	325,585	0.65
5.500 - 5.999	1	34,285	0.07
6.000 - 6.499	170	25,187,998	50.64
7.000 - 7.499	111	21,835,807	43.90
7.500 - 7.999	6	2,018,808	4.06
8.000 - 8.499	1	94,802	0.19
8.500 - 8.999	1	88,211	0.18
9.000 - 9.499	1	38,715	0.08
10.000 - 10.499	1	33,411	0.07
12.000 - 12.499	1	64,348	0.13
Total:	**295**	**49,741,000**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	109	21,356,774	42.94
12	4	1,092,821	2.20
24	173	26,330,944	52.94
36	9	960,461	1.93
Total:	**295**	**49,741,000**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
Whole Loan Trading	
Michael Commaroto	212-250-3114
Darren Hadlock	212-250-6503
David Chang	212-250-4291
ABS Banking	
Nita Cherry	212-250-7773
Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Brendon Girardi	212-250-2958